Exhibit 3.1

FIRST AMENDMENT TO

AMENDED AND RESTATED

BYLAWS

OF

LOYALTYPOINT, INC.

As Adopted on

September 27, 2004

Article III, Section 2 shall be amended as follows:

Article III. Officers

Section 2. Duties. The officers of this Corporation shall have the following duties and such other duties as delegated by the chief executive officer.

The chief executive officer of the Corporation shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the stockholders and the Board of Directors.

When the chief executive officer and the president are not the same person, the president shall perform such duties as are conferred upon him by the chief executive officer of the Corporation, shall act whenever the chief executive officer shall be unavailable, and shall perform such other duties as may be prescribed by the Board of Directors.

The chief financial officer shall keep correct and complete records of account, showing accurately at all times the financial condition of the corporation. He shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition of the Corporation and shall perform such other duties as may be prescribed by the Board of Directors.

The chief marketing officer shall direct the marketing operations of the Corporation, including the hiring of sales and marketing personnel, the development of sales and marketing plans and materials, the solicitation and selection of media partners and the supervision of the activities of sales representatives, and shall perform such other duties as may be prescribed by the Board of Directors.

The chief technology officer shall responsible for web site and software product development, establishment of technology standards for the Corporation's products and services, and development of strategic plans in connection with the establishment, maintenance and improvement of the Corporation's network infrastructure, and shall perform such other duties as may be prescribed by the Board of Directors.

The secretary shall have custody of and maintain all of the corporate records except the financial records, shall record the minutes of all meetings of the stockholders and whenever else required by the Board of Directors or the president, and shall perform such other duties as may be prescribed by the Board of Directors.

The treasurer shall be the legal custodian of all monies, notes, securities and other valuables that may from time to time come into the possession of the Corporation. He shall immediately deposit all funds of the Corporation coming into his hands in some reliable bank or other depositary to be designated by the Board of Directors and shall keep this bank account in the name of the Corporation.

The undersigned hereby certifies that the Board of Directors has adopted and approved this First Amendment to Amended and Restated Bylaws effective as of September 27, 2004.

/s/ STEPHEN AVALONE

Stephen Avalone, Secretary